UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ASX ANNOUNCEMENT
18 March 2026
Elevra Lithium Files NI 43-101 Technical Report for the NAL Expansion
North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR) advises that it has filed a National Instrument 43-101 - Standards of Disclosure of Mineral Projects (“NI 43-101”) compliant technical report (“Technical Report”) for the North American Lithium (“NAL”) Expansion Scoping Study announced in September 2025.
The Technical Report, dated 26 February 2026 with an effective date of 15 September 2025, supports the results of the NAL Expansion Scoping Study previously announced to the ASX on 15 September 2025 (see ASX announcement titled “NAL Expansion Scoping Study Confirms Lower Costs and Strong Returns”) and has been prepared in accordance with the Canadian NI 43-101 disclosure requirements.
As previously announced1, the NAL Expansion Scoping Study evaluated opportunities to increase the annual production capacity and outlined a compelling case to enhance operational scale and improve project economics. The Company plans to provide an updated scoping study incorporating a staged development pathway and earlier delivery of increased production in Q4 FY26 before advancing to detailed engineering.
A copy of the Technical Report has been filed under the Company’s profile on SEDAR+ (https://www.sedarplus.ca/csa-party/records/document.html?id=9c468bd5fa63975bd241da0e671b44f2f230ff45cfc88b600c4 0d9f76183e041) and is also available on the Company’s website: www.elevra.com
The Technical Report does not contain any material differences from the information disclosed in the Company’s ASX announcement dated 15 September 20251 and subsequent announcement on 12 January 20262.
The Technical Report has been prepared by the following Qualified Persons: Jeremy Ison, (FAusIMM); Lochlin Black (CPEng); Anthony O’Connell (MAusIMM); and Steve Andrews (MAusIMM) - each of whom are independent of the Company, in accordance with NI 43-101 (Canada).
Announcement authorised for release by Elevra’s Managing Director/Chief Executive Officer.
About Elevra Lithium
Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, Ghana and Western Australia.

1 See ASX release dated 15 September 2025 entitled “NAL Expansion Scoping Study Confirms Lower Costs and Strong Returns”.
2 See ASX release dated 12 January 2026 entitled “Accelerated NAL Expansion”.
ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.
In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.
For more information, please visit us at www.elevra.com or contact:
Andrew Barber
Investor Relations
PH: +617 3369 7058
ELEVRA LITHIUM	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: March 18, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel